

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 9, 2009

Robert A. Kuehl
Chief Financial Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, Pennsylvania 19072

      Re: Royal Bancshares of Pennsylvania, Inc.
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed January 8, 2009
             File No. 000-26366

Dear Mr. Kuehl:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                            Sincerely,

                            Kathryn McHale
                            Staff Attorney